Section 240.14a-103 Notice of Exempt Solicitation.
               Information to be included in statements submitted
                     by or on behalf of a person pursuant to
                              Section 240.14a-6(g)
                          Notice of Exempt Transaction


1.       Name of Registrant:

         General Motors Corp.

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2. Name of Person relying on exemption:

         Stonington Management Corporation
--------------------------------------------------------------------------------

3. Address of person relying on the exemption:

         712 Fifth Avenue, New York, NY  10019
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4.       Written  materials.  Attach written  material  required to be submitted pursuant to Rule 14a-6(g)(1). See Exhibit 1 attached hereto and incorporated herein by reference.

                                                                       EXHIBIT 1

                        STONINGTON MANAGEMENT CORPORATION
                                712 FIFTH AVENUE
                            NEW YORK, NEW YORK 10019
                                       --
                               TEL. (212) 974-6000
                               FAX: (212) 974-2092

                                                      November 26, 1997

TO FELLOW HOLDERS OF GENERAL MOTORS CLASS H STOCK:

         We wrote on October 24 to urge that you join us in voting against the proposed alteration of the rights of GM's Class H stock. As we explained in our earlier letter, GM's board is attempting to renege by denying you the benefits of the "120% Provision" in GM's corporate charter. The Board is also seeking to change for the worse provisions that will govern the Class H shares in the future. GM cannot accomplish this without the affirmative support of a majority of the outstanding Class H shares. (Our October 24 letter is available on the SEC's EDGAR system.)

         Since our prior letter, we have spoken with many Class H holders, GM has commenced its solicitation, and we have attended a GM/Hughes "roadshow". We are writing to comment on some of GM's statements and to respond to a number of good questions that have been raised by our fellow shareholders.

GM'S STATEMENTS

         At the roadshow held in New York last week, I asked Hughes's senior executives three questions. These questions and the executives' responses were as follows:

          QUESTION #1: WHEN GM'S BOARD AND FINANCIAL ADVISORS DETERMINED THAT THE PROPOSED ALLOCATION OF VALUE BETWEEN THE CLASS H SHARES AND GM'S ORDINARY COMMON SHARES IS FAIR, WHAT VALUE DID THEY ASSIGN TO THE BENEFITS UNDER THE 120% PROVISION THAT THE CLASS H HOLDERS ARE BEING ASKED TO FORGO IN THE PRESENT TRANSACTION?

         The response I received was a deflection rather than an answer. Hughes Chairman Michael Smith urged his audience to "take a step back" and recognize that Class H holders are already receiving a benefit in the form of a premium value for the defense business and for Delco relative to their standalone trading values. Therefore, Chairman Smith argued, Class H holders should forgo the premium guaranteed them under the 120% provision.

         The fallacy in this argument is that the 120% Provision by its own terms is mandatorily applicable in the event of a sale of substantially all of Hughes Aircraft, and it was always to be expected that such a sale would be at a premium to standalone trading values. The 120% Provision was thus always intended to provide the Class H holders with an additional benefit - above and beyond the sale premium - by allocating to them a share of the disposition proceeds that was greater than their 25% share of Hughes. GM's Board now wants to abrogate your right to receive that additional benefit.

         In any event, Chairman Smith did not answer the question I posed, which was: what value did the Board and its financial advisors assign to the rights they are asking you to give up? That value is nowhere to be found in GM's lengthy solicitation statement nor in the Schedule 13E-3 statement that GM filed with the SEC. This omission is particularly noteworthy given that the 13E-3 statement includes the Salomon Brothers and Merrill Lynch fairness opinions and their written presentations to GM's board, and is required by law to include "the bases for and methods of arriving at" the fairness opinions. It is telling that neither the Board nor its financial advisors appear to have assigned any quantified value to your rights under the

120% provision. If that is so, it would confirm our belief that the Board and its advisors have no basis to conclude that the transaction is fair to Class H holders.

          QUESTION #2: SUBSEQUENT TO THE PENDING HUGHES RESTRUCTURING, IF EITHER 50% OR ALL OF WHAT REMAINS OF HUGHES (I.E., HUGHES TELECOM) IS SOLD, HOW WILL CLASS H HOLDERS PARTICIPATE IN THAT SALE?

         Hughes CFO Roxanne Austin responded by stating that Class H holders would have the following rights to participate in that subsequent sale:

     o If the subsequent sale represented more than 80% of the fair value of Hughes Telecom, the Class H shares would be converted into ordinary GM common shares in accordance with the 120% Provision, unless GM's board chose to propose an alternative treatment for shareholder approval.

     o According to the Board's policy statement, the Class H holders will participate in any transfer of Hughes Telecom assets to GM, and the Class H holders will have the right to vote on any transfer of more than 33% of Hughes Telecom's assets to GM.

         Here again, GM's response is more telling for what it sidesteps than for what it addresses:

     o The 120% Provision will be no more reliable in the future than it is now. If the Class H holders allow the Board to renege on the present occasion, why would the Board not do so again? Indeed, the very reason Chairman Smith gave for abrogating the 120% Provision this time around (see "Question #1" above) will apply equally when and if Hughes Telecom is sold.

     o The Board is always free to modify its policy statement. It is far easier to do that than to amend the corporate charter, as the Board is presently seeking to do.

     o As explained under "Question #3" below, the Board is presently seeking your approval to make the 120% Provision far less likely to apply in the future than it has to date. If you vote in favor of the Board's present proposal, the Board could sell 79% of Hughes Telecom in the future without triggering the 120% Provision. If 79% is sold off, what business will you be tracking?

     o Also as explained under "Question #3" below, the Board is providing itself with a new option to force you to convert into ordinary GM shares, in accordance with the 120% Provision, when it suits the Board to do so. It would be exceedingly easy for the Board to divert to the ordinary shareholders the upside potential of the Telecom business by invoking this option at a point in the future of its own choosing.

          QUESTION #3: IN RESPONSE TO GM'S CLAIM THAT ONE OF THE BENEFITS OF THE PRESENT PROPOSAL IS "IMPROVED TERMS FOR NEW CLASS H STOCK," WHAT EXACTLY ARE THOSE IMPROVED TERMS?

         Chairman Smith stated that one of the key benefits of the proposed transaction is the "improved terms for new Class H Stock." In response to my question, CFO Austin identified two purported improvements:

     o The 120% Provision will be modified to make it applicable to a sale of assets constituting at least 80% of the fair market value of Hughes Telecom.

     o The Class H holders will get five years of protection against the Board exercising its unilateral right to force a conversion under the 120% Provision.

         If this is the good news, we hate to ask what the bad news is. Both of these modifications unequivocally and materially detract from your present rights as Class H holders, and it is false for GM to state otherwise.

     o Presently, the 120% Provision applies to a sale of "substantially all" of Hughes Aircraft, and an impartial court would resolve any dispute about whether that standard has been met. GM proposes to replace the "substantially all" standard with the 80% standard, and to provide that GM's board (whose antipathy to Class H is now amply demonstrated) will decide whether that test has been met. There is plenty of law in Delaware to the effect that "substantially all" can mean far less than 80%. If GM gets its way, it will be much harder for the 120% Provision to be mandatorily applicable in the future.

     o Presently, GM's Board has the unilateral option to force Class H to convert into ordinary shares at any time, but only if Class H has received a prescribed level of dividends for the preceding five years. Since GM is about to stop paying dividends on the Class H shares, that option would be unavailable to the Board until five years after the resumption of those dividends. For example, even if GM resumed dividends on the Class H shares as early as five years from now, the Board would not regain this option until 2007. Recognizing that it was about to lose a valuable tool for capping your upside, the Board has proposed to do away with the dividend condition altogether and to allow the Board to force a conversion as early as 2002. In any scenario, Class H will be less protected under the Board's proposal than it currently is.

         The scariest part about our exchange with the Hughes executives is that they actually seem to believe GM's doublespeak. In a fantastic world in which less is more and upside down is rightside up, it should come as no surprise that unfair is perfectly fair. But to those of us who reside in a world where legal documents can be read, logic can be applied, and commitments are expected to be honored, GM's claim of fairness is a sham.

QUESTIONS FROM CLASS H SHAREHOLDERS

         Nearly all of the shareholders who responded to our first letter expressed agreement with our position. Some of them raised good questions, which we address below.

          HOW CAN  EMPLOYEES  VOTE THE SHARES  THEY OWN THROUGH  EMPLOYEE  STOCK
          PLANS?

         About 20% of the Class H shares are owned by Hughes employees through various stock plans. This is by far the largest single block of Class H shares. It is important that Hughes's employees, many of whom have been buying company stock for a long while in reliance upon the 120% Provision, be fully informed of how to vote their shares.

         We understand that the Hughes employees will be receiving a form that allows them to direct the voting of the Class H shares held for them in a company plan. A special rule applies to many of these shares: In some cases, THE PLAN ADMINISTRATORS WILL VOTE THE EMPLOYEES' SHARES IF THE EMPLOYEES DO NOT SUBMIT VOTING INSTRUCTIONS (see page 271 of GM's solicitation statement). We assume that plan administrators will vote in favor of the Board's proposal if employees do not instruct them otherwise. IT IS THEREFORE IMPERATIVE THE EMPLOYEES INSTRUCT THE PLAN ADMINISTRATORS TO VOTE "NO."

          SHOULD I VOTE "NO" OR SIMPLY WITHHOLD MY VOTE?

         For stockholders other than Hughes employees, withholding your vote has the same effect as voting no. However, we believe that voting no will send the strongest and earliest message to GM's Board that there is serious opposition to its misguided proposal.

          IF I VOTE "NO" NOW, CAN I CHANGE MY MIND LATER?

         Yes. You can change your vote at any time during the 60-day solicitation period. IN FACT, CLASS H STOCKHOLDERS FACE NO DOWNSIDE BY SUBMITTING A "NO" VOTE AT THE EARLIEST OPPORTUNITY. By doing so, you will maximize the likelihood of a timely enhancement of the deal by GM's Board, and you will retain complete flexibility to revisit your position as events unfold.

          I BELIEVE THE PACKAGE THAT THE BOARD IS OFFERING IS WORTH MORE THAN I COULD GET UNDER THE 120% PROVISIONS. WHY SHOULD I VOTE AGAINST THE PROPOSAL?

         Some people believe that the package proposed by the Board is worth $75
- $80 per share. As a large holder of Class H shares, we pray that these optimists are right, but the market disagrees. People would not be selling their shares today at $64.50 if they thought $75 came close to a realistic valuation.

         In any event, if the Class H shares are really worth as much as the 120% Provision entitles them to receive, we have no cause for complaint. That is why we have consistently told GM that all we seek is a contingent value right that would provide the Class H holders additional consideration in the event that the post-closing trading value of what they receive in the pending transaction is less than that to which they would have been entitled under the 120% Provision. It is hard to believe that GM's Board would so strenuously resist this reasonable request if the Board shared the optimists' view that the Class H shares are worth $75 - $80.

          IF I VOTE AGAINST THE BOARD'S PROPOSAL, WILL I END UP GETTING AUTO COMPANY STOCK?

         You can look forward to a pure-play Hughes Telecom and still insist on getting the benefit of your bargain with GM. GM's principal motivation for trying to abrogate your rights is to avoid issuing more auto company stock. Accordingly, once GM's Board realizes that it must improve its treatment of Class H holders, it will surely do so without issuing auto company stock or interfering with the pure-play nature of Hughes Telecom. For example, Class H holders could receive additional value in the form of a larger allocation of the Raytheon shares or a larger tracking interest in Hughes Telecom.

         Further, as noted above, GM is also proposing to make it easier for the Board to force you to convert into auto company shares at a time of its own choosing in the future. It would be the ultimate irony if you left value on the table today in order to get a pure play telecommunications stock, only to find that GM forces you into auto company stock down the road in order to cap your upside.

          IF WE VOTE DOWN THE BOARD'S PROPOSAL, WON'T THAT SUBSTANTIALLY DELAY THE TRANSACTION?

         GM could fix its misguided proposal with minimal delay. For example, it should be relatively easy to modify the existing solicitation materials to increase your share of either the stock Raytheon is issuing or the tracking interest in Hughes. Wouldn't a 15% - 20% value enhancement be worth an extra couple of months?

          IF WE VOTE DOWN THE BOARD'S PROPOSAL, WON'T WE BE JEOPARDIZING THE TAX-FREE NATURE OF THE TRANSACTION?

         No. Neither a delay in consummating the Raytheon transaction, nor an increased allocation of value to the Class H holders, will affect the tax-free status of the transaction.

         Far from being a reason to vote for the Board's proposal, the "grandfathering" that allows the defense sale to occur on a tax-free basis provides a compelling reason to vote against the proposal. The value of the tax-free treatment is so huge that GM's Board cannot possibly walk away from the Raytheon deal, as it has threatened to do. Disarmed of that threat, the Board can provide no reason why you should vote for its proposed abrogation of your rights.

                                      * * *

         We have listened thoughtfully to what GM, its financial advisors, and our fellow shareholders have to say. WE HAVE YET TO HEAR A SINGLE RATIONAL REASON WHY CLASS H SHAREHOLDERS SHOULD VOTE FOR GM'S PROPOSAL. Even shareholders who have mixed feelings can vote "no" now and retain complete flexibility to reconsider their decision later in the 60-day solicitation period.

         WE URGE YOU TO VOTE AGAINST THE MISGUIDED AND INEQUITABLE PROPOSAL OF GM'S BOARD. THE SOONER THE BOARD KNOWS OF YOUR OPPOSITION, THE SOONER IT WILL RECOGNIZE THE NEED TO IMPROVE THE TREATMENT OF CLASS H HOLDERS.

                                            Very truly yours,

                                            /s/ Mark D. Brodsky
                                            -------------------
                                            Mark D. Brodsky
                                            Portfolio Manager